YogaWorks, Inc.

5780 Uplander Way

Culver City, California 90230

August 10, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:     Larry Spirgel

                     Assistant Director

                     AD Office 11 - Telecommunications

Re:	YogaWorks, Inc. Registration Statement on Form S-1 (Registration No. 333-218950) and corresponding Registration Statement on Form 8-A (Registration No. 001-38151)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, we hereby request acceleration of the effective date of the Registration Statements on Form S-1 (File No. 333-218950) and Form 8-A (File No. 001-38151) of YogaWorks, Inc. (the “Company”) (the “Registration Statements”). We respectfully request that the Registration Statements become effective as of 4:00 p.m., Washington, D.C. time, on August 10, 2017, or as soon as practicable thereafter. Once the Registration Statements have been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Steven B. Stokdyk at (213) 891-7421, or in his absence, Scott French at (213) 891-8449.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

[Signature Page Follows]

Very truly yours,

YOGAWORKS, INC.

By:	/s/ Vance Chang
Vance Chang Chief Financial Officer

CC:	Rosanna McCollough, YogaWorks, Inc.

Vance Chang, YogaWorks, Inc.

Kurt Donnell, YogaWorks, Inc.

Christopher C. Paci, DLA Piper LLP (US)

Ann Lawrence, DLA Piper LLP (US)